UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities and Exchange Act of 1934
(Amendment No. 3                    )



Name of Issuer: Genlyte Group Inc.

Title of Class of Securities: common

Cusip Number: 372302109

Name, Address and Telephone Number of Person authorized to receive
notices and communications:   Kevin Handwerker, General Counsel,
c/o Neuberger Berman, 605 Third Avenue, NY, NY 10158

Date of Event  which requires Filing  of this statement: July 20, 2001

If the filing person has previously filed a statement on schedule 13g to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box 0
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).


SCHEDULE 13 D

CUSIP NO.  372302109

1.Name of Reporting Person
   S.S. or IRS identification NO. of Above Person
	Marvin C. Schwartz
	SS # ###-##-####

2.Check the appropriate box if a member of a group* a 0
	b 0

3. Sec use only

4.Source of funds*
    	P.F.O.O.

5.Check Box if disclosure of legal proceedings is required pursuant to items  2(d) or 2(e)
0
6. Citizenship or place of organization
	U.S.A.

7. Sole Voting Power
	273,800** (see footnote)

8.Shared voting power
	0

9.Sole dispositive power
	273,800

10. Shared dispositive power
	546,300

11. Aggregate amount beneficially owned by each reporting person
	820,100
12.Check box if the aggregate amount in row 11 excludes certain shares*
0

13. Percent of class represented by amount in row 11.
	6.15%
14.Type of  reporting person*
      	IN

**In Mr. Schwartz's Schedule 13D filing dated 2/5/96, it was reported that he had sole voting power with respect to 337,400 shares. Of these shares, 238,990 were held by the NB Profit Sharing Trust (the "Plan"), and Mr. Schwartz was reported as the co-trustee of the Plan. Since his last 13D amendment, Mr. Schwartz relinquished his position as trustee of the Plan and accordingly, is no longer the trustee for the Plan and will no longer report these holdings under his Schedule 13D. The Plan's holdings are now reported by Neuberger Berman, LLC on it's Schedule 13G, which was filed 2/5/01.


ITEM 1 Security and Issuer

This statement related to the common stock (the "shares") of Genlyte Group Inc. (the "Company"). The Address of the principal executive offices of the company is 4360 Brownsboro Road, Louisville, KY 40207.

ITEM 2 Identity and Background

A) The name of the individual filing this statement is Marvin C. Schwartz

B) The business address of Marvin C. Schwartz is: c/o Neuberger Berman, LLC, 605 Third Avenue, New York, New York 10158-3698.

C) Marvin C. Schwartz is a Managing Director of Neuberger Berman, LLC, a limited liability company organized under the laws of the State of Delaware. Neuberger Berman, LLC is a registered broker/dealer and registered investment advisor which conducts a general brokerage, dealer and investment advisory business. This filing is made by Mr. Schwartz individually and not in his capacity as Managing Director of Neuberger Berman, LLC.
The shares are held individually by Mr. Schwartz and others.
The firm of Neuberger Berman, LLC has no voting or dispositive power regarding these shares.

D) During the last five years Marvin C. Schwartz has not been convicted in a criminal proceeding(excluding traffic violations or similar misdemeanors).

E) During the last five years Marvin C. Schwartz has not been a party to a civil proceeding as a result of which he is subject to judgement, decree or order enjoining future violations of or prohibiting or mandating activited subject to Federal or State securities laws or finding any violation with respect to such laws.

F) Marvin C. Schwartz is a United States citizen.


ITEM 3  Source and Amounts of Funds

Marvin C. Schwartz now owns 273,800 Shares for his personal account. Those shares acquired were purchased with his personal funds.

In addition, Marvin C. Schwartz now beneficially owns 546,300 shares as follows:


546,300 shares are held in street name as a part of several accounts for the benefit of Marvin C. Schwartz's family. Marvin C. Schwartz is a beneficial owner of these 546,300 shares based on his discretionary and shared dispositive power over these accounts.


ITEM 4 Purpose of Transaction

Marvin C. Schwartz purchased the shares for investment purposes only.
He does not have any plans or proposals which relate to or would result in any of the activities or matters referred to in paragraphs
(a) through (j), inclusive of item 4 of Schedule 13D.

ITEM 5 Interest in Securities of the Issuer

A) Marvin C. Schwartz is the beneficial owner of 820,100 shares which represents 6.15% of the 13,332,124 shares outstanding.

B) Marvin C. Schwartz has the sole power to dispose of 273,800 shares and has shared dispositive power with regard to 546,300 shares. Marvin C. Schwartz has sole voting power with regard to 273,800 shares and has shared voting power with regard to 0 shares.

C) During the 60 days surrounding the event triggering this filing, Marvin C. Schwartz effected 7 open market transactions in the shares. The trade dates and prices are noted below:

	Trade Date		B/S		Shares		Price
	07/20/01		S		3,900		32.9292
	07/23/01		S		300		32.64
	07/25/01		S		8,800		31
	07/26/01		S		5,800		31.0064
	07/27/01		S		13,000		31.8096
	07/30/01		S		4,200		31.881
	07/31/01		S		1,000		31.8



ITEM 6 Contracts, Agreements, Understandings or Relationship with Respect to Securities of Issuer

There are no agreements, contracts or understandings of any kind between Marvin C. Schwartz and any other person with regard to the shares or the issuer.

ITEM 7 Material to be filed as Exhibits

There are no materials to be filed as exhibits.

Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signatures


After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated:
						Marvin  Schwartz